SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of Securities Exchange Act of 1934

For the month of November 2015

SANTANDER UK PLC

(Translation of registrant’s name into English)

2 Triton Square, Regent’s

Place, London NW1 3AN, England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 2 November 2015	By	/s/ Michelle Hill
(Authorised Signatory)

Summary consolidated information for Santander UK plc and its controlled entities

The summary consolidated income statement, summary of selected segmental balance sheet assets and liabilities and capital for Santander UK plc and its controlled entities are shown below.

This information is unaudited and does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 or interim financial statements in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’. The information contained in this Appendix has been prepared in accordance with Santander UK plc’s previously stated accounting policies described in the Annual Report for the year ended 31 December 2014 filed on form 20-F.

Summary consolidated income statement	9M’15 £m	9M’14 £m
Net interest income	2,675	2,544
Non-interest income (1)	754	776

Total operating income	3,429	3,320

Administrative expenses	(1,588)	(1,385)
Depreciation, amortisation and impairment	(209)	(412)

Total operating expenses excluding impairment losses, provisions and charges	(1,797)	(1,797)

Impairment losses on loans and advances	(52)	(240)
Provisions for other liabilities and charges	(154)	(272)

Total operating impairment losses, provisions and charges	(206)	(512)

Profit before tax	1,426	1,011
Tax on profit	(307)	(204)

Profit after tax for the period	1,119	807

(1)	Comprised of ‘Net fee and commission income’ and ‘Net trading and other income’.

Summary of selected segmental balance sheet assets and liabilities	30.09.15 £bn	31.12.14 £bn
Assets
Retail Banking	164.2	158.5
Commercial Banking	20.4	18.7
Global Corporate Banking	5.8	5.2
Corporate Centre	7.7	8.3

Customer loans	198.1	190.7
Other assets	84.9	85.3

Total assets	283.0	276.0

Liabilities
Retail Banking	136.2	129.6
Commercial Banking	16.8	15.3
Global Corporate Banking	2.7	2.3
Corporate Centre	4.0	5.2

Customer deposits	159.7	152.4
Other liabilities	107.4	109.4

Total liabilities	267.1	261.8

Summary capital	30.09.15 £bn	31.12.14 £bn
Capital – CRD IV
Total qualifying regulatory capital	15.6	14.7
Risk Weighted Assets (‘RWAs’)	85.9	82.3
Total capital ratio	18.2%	17.9%

Disclaimer

Santander UK plc cautions that this announcement may contain forward-looking statements. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward-looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward-looking statements are based on management’s current expectations, estimates and projections and Santander UK plc cautions that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. We have identified certain of these factors on pages 327 to 346 of the Santander UK plc 2014 Annual Report filed on Form 20-F. Investors and others should carefully consider the foregoing factors and other uncertainties and events. Undue reliance should not be placed on forward-looking statements when making decisions with respect to Santander UK plc and/or its securities. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings for any period will necessarily match or exceed those of any prior quarter.